SharpLink Gaming Ltd.
333 Washington Avenue N; Suite 104
Minneapolis, Minnesota 55401
(612) 293-0619

December 14, 2022

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mitchell Austin

Re:	SharpLink Gaming Ltd.
Registration Statement filed on February 3, 2022
File Number: 333-262501

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), SharpLink Gaming Ltd. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-262501) filed with the Commission on February 3, 2022.  The Company plans to file a new registration statement on Form S-4 with the Commission in the first quarter of 2023.  No securities were issued or sold under the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to the foregoing, please call me at (612) 293-0619.

Sincerely,

SharpLink Gaming Ltd.

By: /s/ Rob Phythian
Rob Phythian
Chief Executive Officer